UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

 Date of Report (Date of earliest event reported): December 15, 2020

The Good Earth Organics, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-2344117
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

30088 Redwood Hwy Cave Junction, OR	97523
(Address of principal executive offices)	(Zip code)

(541) 592-4855

(Issuer’s telephone number, including area code)

Series Seed Preferred Stock, Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 7. Departure of Certain Officers

On December 15, 2020 the Board of Directors of the Company accepted the resignation of Elizabeth Wald as Chief Executive Officer. Ms. Wald was subsequently appointed as Chief Strategy and Digital Officer. Ms. Wald remains on the Board of the Directors of the Company.

On December 15, 2020, the Company appointed Anthony Luciano as Chief Executive Officer. Mr. Luciano will also join the Company’s Board of Directors. Prior to the Company, Mr. Luciano served as General Manager of the Mobile Consumer Electronic Accessories division of Corning, Inc. from 2017 to 2020. Mr. Luciano previously served as Senior Vice President at Reliance Vitamin from 2015 to 2017, as Vice President at Pfizer Consumer Healthcare from 2014 to 2015 and earlier in his career, as an executive at Unilever and Proctor & Gamble. Mr. Luciano earned a BS from Trinity College and an MBA from Harvard Business School.

Per the compensation agreement with the Company, Mr. Luciano will receive a base salary of $160,000 per year, which may vary based on the success of the Company’s financing efforts. In addition, Mr. Luciano will receive options to acquire 1,000,000 shares of the Company at an exercise price of $1.65 per share, with the ability to earn additional option grants from the Company which would also have an exercise price of $1.65. Mr. Luciano’s compensation agreement is included with this filing as Exhibit 6.6.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the Cave Junction, Oregon, on January 29, 2021.

THE GOOD EARTH ORGANICS, INC.

/s/ Anthony Luciano
By Anthony Luciano, Chief Executive Officer